Exhibit 17.8

David Ben Naim

Letter of Resignation

April 18, 2017

Emerald Medical Application Corp.
Attention: Board of Directors

Ladies and Gentlemen:

Please accept my resignation as Chief Financial Officer of Emerald Medical Applications Corp. and its wholly-owned Israeli subsidiary, Emerald Medical Applications Ltd., effective immediately. The reason for my resignation is to permit me to pursue other business and professional interests. I wish all of you at Emerald the very best success in the future.

I have had not disagreements with the operations, policies or practices of the Registrant or its subsidiary.

Respectfully submitted,

/s/: David Ben Naim
David Ben Naim